Exhibit 99.1

Luokung Regains Compliance with

Nasdaq Minimum Bid Price Requirement

BEIJING, April 14, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) ("Luokung" or the "Company"), a leading interactive location-based services and big data processing technology company in China, today announced that it received a letter from The Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement. The letter noted that as of April 8, 2021, the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 20 consecutive business days, from March 11, 2021 through April 8, 2021. Nasdaq stated that accordingly, Luokung has regained compliance with Nasdaq Marketplace Rule 5550(a)(2), and Nasdaq considers the matter closed.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the world’s leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. It provides integrated DaaS, SaaS, and PaaS services for Internet and Internet of Things of Spatial-Temporal big data based on its patented technology. Based on geographic information systems and intelligent Spatial-Temporal big data, it establishes city-level and industry-level digital twin holographic data models to actively serve smart cities, intelligent transportation, smart industry, LBS. For more information, please visit http://www.luokung.com. The Company routinely provides important updates on its website.

Contact:

At the Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com